EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces
 2013 First quarter Results

Netanya, Israel, July 1, 2013 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the quarter ended March 31, 2013.

2013 First Quarter Results

Revenues totaled $5.4 million, a 46% increase when compared with  $3.7 million in the first quarter of 2012.

Gross Profit totaled $0.85 million, a 15% decrease when compared with $1 million in the first quarter of 2012.

Operating Expenses totaled $1.5 million, a 4% decrease when compared with $1.6 million in the first quarter of 2012.

Financial Expenses totaled $475,000, a 100 % increase when  compared with financial expenses of $236,000 in the first quarter of 2012.

As a result, the Company reported a loss of $1,165,000, or $0.13 per share, for the first quarter of 2013 compared with a net loss of $840,000, or $0.09 per share, for the first quarter of 2012.

Management Comment

Commenting on the results, Zvika Alon, RADA's Chief Executive Officer said, “While our revenues in the first quarter were at a similar level to last year's average quarter, the reduction in gross margin is due to the mix of business in the quarter, which included a higher percentage of lower margin programs than last year. As indicated in our 2012 annual report, our R&D spending has been reduced when compared to last year as both our inertial navigation and radar products are mature and our focus is on business development and marketing activities around these two product lines. We are very encouraged by the initial contracts we have secured for these new products, mainly in the radar product line, from both the domestic and the international markets and we expect additional contracts for these products to come before the end of 2013.”

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radar for Force and Border Protection, Inertial Navigation Systems for air and land applications, and Avionics Systems and Upgrades.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd. Tel: +972-9-8921111 Shiri.Lazarovich@rada.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

ASSETS	March 31, 2013	December 31, 2012
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$1,348	$1,164
Restricted cash	625	1,311
Trade receivables (net of allowance for doubtful accounts of $ 29 and $ 15 at March 31, 2013 and at December 31, 2012 respectively)	4,906	5,381
Costs and estimated earnings in excess of billings on uncompleted contracts	2,131	1,748
Other receivables and prepaid expenses	798	939
Inventories	6,742	7,272

Total current assets	16,550	17,815

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	1,885	1,160

PROPERTY, PLANT AND EQUIPMENT, NET	3,180	3,324

OTHER ASSETS:

Goodwill	587	587

Total other assets	587	587

Total assets	$22,202	$22,886

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank Credit and current maturities of long-term loans	$2,750	$3,172
Trade payables	2,478	1,948
Convertible note from a shareholder	3,000	3,000
Loans from shareholders, net	3,729	3,968
Other accounts payable and accrued expenses	4,325	3,750

Total current liabilities	16,282	15,838

LONG-TERM LIABILITIES:
Accrued severance pay and other long term liability	540	519

Total long-term liabilities	540	519

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at March 31, 2013 and December 31, 2012; Issued and outstanding: 8,918,647 at March 31, 2013 and at December 31, 2012 respectively.	119	119
Additional paid-in capital	70,884	70,884
Accumulated other comprehensive income	482	468
Accumulated deficit	(66,730)	(65,565)

Total RADA shareholders’ equity	4,755	5,906
Noncontrolling interest	625	623
Total equity	5,380	6,529
Total liabilities and equity	$22,202	$22,886

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended March 31,		Year ended December 31,
	2013	2012	2012
	(unaudited)		(audited)

Revenues	$5,357	$3,672	$21,551

Cost of revenues	4,510	2,677	16,233

Gross profit	847	995	5,318

Operating expenses:
Research and development	471	651	2,423
Marketing and selling	547	388	1,664
General and administrative	521	564	2,243

Total operating expenses	1,539	1,603	6,330

Operating loss	(692)	(608)	(1,012)
Financial expenses, net	475	236	1,043

Net loss	(1,167)	(844)	(2,055)

Less: attributable to Noncontrolling interest	2	4	4

Net loss attributable to RADA Electronic Industries’ shareholders	$(1,165)	$(840)	$(2,051)

Basic and diluted net loss per share	$(0.13)	$(0.09)	$(0.23)

Weighted average number of Ordinary shares used for computing basic and diluted net loss per share	8,918,647	8,918,647	8,918,647